Filed by Cardinal Health, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                      Subject Company: Syncor International Inc.
                                                   Commission File No. 000-08640


David Verbraska - Media
Cardinal Health, Inc.
(614) 757-3690

Steve Fischbach - Investor Relations
Cardinal Health, Inc.
(614) 757-7067

   EXPRESS SCRIPTS TO OUTSOURCE AN ADDITIONAL $1.8 BILLION OF ANNUAL BRANDED
                 PHARMACEUTICAL DISTRIBUTION TO CARDINAL HEALTH

  Cardinal Health reaffirms earnings estimates for the quarter and fiscal year
        Company also provides revenue growth guidance for pharmaceutical distribution segment


DUBLIN, OHIO December 13, 2002 - Cardinal Health, Inc. (NYSE: CAH), the leading provider of products and services supporting the health care industry, announced today it has expanded its relationship with Express Scripts, Inc., one of the nation's pre-eminent pharmacy benefits managers. Beginning in February of 2003, Express Scripts will outsource to Cardinal Health an additional approximately $1.8 billion per year of branded pharmaceuticals previously purchased direct and self distributed.

"This new agreement represents an emerging trend in the pharmaceutical distribution industry," said James F. Millar, president and chief executive officer of Health Care Products and Services for Cardinal Health. "We are excited to substantially expand our already strong relationship with Express Scripts. With over twenty-five percent of the $170 billion pharmaceutical market currently purchasing direct from manufacturers, our potential for gaining additional distribution customers who, like Express Scripts, seek to outsource their warehousing and distribution is significant. Cardinal Health's extensive network, value-added services, and superior customer service offer real benefits to Express Scripts and others who seek a partner to efficiently manage their pharmaceutical supply."

The Pharmaceutical Distribution and Provider Services segment will directly benefit from the Express Scripts agreement. The contract is expected to be implemented during the third quarter of the fiscal year and be fully operational by the fourth quarter ending June 2003. This contract will help accelerate projected segment revenue growth from the low double digits in the second and third quarter of the current fiscal year to the mid-teens in the fourth quarter.

The company is comfortable with current Wall Street earnings per share estimates for the quarter and the year, and today reaffirmed its previous guidance for annual earnings per share growth in the range of 20 percent to 22 percent.

About Cardinal Health


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Cardinal Health, Inc. (www.cardinal.com) is a leading provider of products and services supporting the health-care industry. Cardinal Health companies develop, manufacture, package and market products for patient care; develop drug-delivery technologies; distribute pharmaceuticals, medical-surgical and laboratory supplies; and offer consulting and other services that improve quality and efficiency in health care. With headquarters in Dublin, Ohio, Cardinal employs more than 49,000 people on five continents and produces annualized revenues exceeding $44 billion.

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Except for historical information, all other information in this news release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in Syncor's and Cardinal Health's Form 10-K, Form 8-K and Form 10-Q reports (including all amendments to those reports) and exhibits to those reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the loss of one or more key customer or supplier relationships, changes in the distribution patterns or reimbursement rates for health-care products and/or services, the costs and other effects of governmental regulation and legal and administrative proceedings, and general economic and market conditions. Syncor and Cardinal Health undertake no obligation to update or revise any forward-looking statements.

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Syncor International Corporation ("Syncor") in connection with the proposed merger, and their interests in the solicitation, is set forth in the definitive proxy statement/prospectus dated October 16, 2002 mailed to Syncor stockholders on October 17, 2002 and filed with the SEC as well as supplemental proxy materials dated, mailed and filed with the SEC on November 25, 2002 and December 11, 2002, respectively. Cardinal Health has filed a registration statement on Form S-4 in connection with the transaction. Investors and security holders of Syncor are urged to read the definitive proxy statement/prospectus and supplemental proxy materials because it contains important information about Cardinal Health, Syncor and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and the supplemental proxy materials at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus and the supplemental proxy materials may also be obtained from Cardinal Health or Syncor. In addition to the registration statement on Form S-4 filed by Cardinal Health in connection with the transaction, and the proxy statement/prospectus and supplemental proxy materials mailed to the stockholders of Syncor in connection with the transaction, each of Cardinal Health and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information. The reports, statements and other information filed by Cardinal Health and Syncor with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal Health or Syncor. Investors should read the proxy statement/prospectus and supplemental proxy materials carefully before making any voting or investment decision.



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